UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLIANCE HOLDINGS GP, L.P.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware (State or other jurisdiction of incorporation or organization)	0-51952 (Commission File Number)	03-0573898 (IRS Employer Identification No.)

1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119

(Address of principal executive offices and zip code)

Brian L. Cantrell  (918) 295-1415

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1.                        CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Alliance Holdings GP, L.P. (“AHGP”) is a limited partnership formed to own and control Alliance Resource Management GP, LLC, the managing general partner of Alliance Resource Partners, L.P. (“ARLP”), through which it holds a 1.98% general partner interest and the incentive distribution rights in ARLP.  In addition, AHGP owns 31,088,338 common units of ARLP.

A subsidiary of ARLP, Matrix Design Group, LLC (“Matrix”), provides a variety of mine products and services for ARLP’s mining operations and to unrelated third-parties.  These mine products, like virtually all consumer electronics, contain various metals, including tantalum, tin, tungsten and gold (“Conflict Minerals”), which originate in mines around the world.

Pursuant to the Securities and Exchange Commission Final Rule on Conflict Minerals, 17 CFR Parts 240 and 249b (the “SEC Final Rule”), AHGP has performed a reasonable country of origin inquiry regarding Conflict Minerals from applicable suppliers using the template designed by the Electronic Industry Citizenship Coalition.  Based on these results, Matrix was unable to determine whether the Conflict Minerals used in its products originated in the Democratic Republic of the Congo or adjoining countries, directly or indirectly financed or benefited armed groups, or came from recycled or scrap sources for the year ended December 31, 2014.

The Conflict Minerals Report for the year ended December 31, 2014 filed herewith as Exhibit 1.01 is available at www.ahgp.com.

Item 1.02 Exhibit

Information concerning Conflict Minerals required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the SEC Final Rule is included in Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

SECTION 2.                        EXHIBITS

Item 2.01 Exhibit

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in Tulsa, Oklahoma, on May 8, 2015.

ALLIANCE HOLDINGS GP, L.P.

By:	Alliance GP, LLC
its general partner

/s/ Brian L. Cantrell
Brian L. Cantrell
Senior Vice President and
Chief Financial Officer